Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 15, 2012

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR OCTOBER AT $0.22 PER SHARE

CALGARY, ALBERTA (October 15, 2012) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that a cash dividend of $0.22 per common share in respect of October operations will be paid on November 15, 2012 to shareholders of record on October 31, 2012. The ex-dividend date is October 29, 2012. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.2245 per share assuming a foreign exchange rate of 1.0205 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.64 per share represents a dividend yield of approximately 5.7% based on the closing price of our common shares on the Toronto Stock Exchange on October 12, 2012 of $46.70.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares.  For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytex.ab.ca or contact Valiant Trust Company at 1-866-313-1872.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 87% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil.  Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.  For further information about Baytex, please visit our website at www.baytex.ab.ca.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca